UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-SA

SEMIANNUAL REPORT

SEMIANNUAL REPORT PURSUANT TO

REGULATION A OF THE SECURITIES ACT OF 1933

For the Semiannual Period Ended June 30, 2017

ROCK FUND VII-A, LLC

(Exact name of registrant as specified in its charter)

Commission File Number: 024-10652

Delaware	45-4862460
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

180 Newport Center Drive, Suite 230 Newport Beach, CA 92660 (Address of principal executive offices)	20009 (Zip Code)

(949) 640-0600

Registrant’s telephone number, including area code

Preferred Membership Interests

(Title of each class of securities issued pursuant to Regulation A)

PART II

INFORMATION TO BE INCLUDED IN REPORT

Item 1. Management’s Discussion and Analysis of Financial Condition and Results of Operations

An investment in our membership interests involves substantial risks. You should carefully consider the risk factors in addition to the other information contained in our offering circular before purchasing membership interests. The occurrence of the stated risks might cause you to lose a significant part of your investment. The risks and uncertainties discussed in the offering circular are not the only ones we face, but do represent those risks and uncertainties that we believe are most significant to our business, operating results, prospects and financial condition. Some statements in this semiannual report constitute forward-looking statements.

General

As of the date of this report, we have not yet commenced active operations, other than marketing the offering. Offering proceeds will be applied to investment in properties, the payment of third party real estate sales and broker’s commissions and other third party fees and expenses related to the purchase and sale of properties we acquire, the reimbursement to the Managing Member of organizational and offering expenses, the payment of future organizational and offering expenses, and the payment of certain other fees due or to become due to the Managing Member. We will experience a relative increase in liquidity as we receive proceeds from the sale of membership interests and a relative decrease in liquidity as we spend net offering proceeds in connection with the acquisition and operation of our properties or other investments.

Further, we have not entered into any arrangements creating a reasonable probability that we will acquire a specific property or other asset. The number of properties and other assets that we will acquire will depend upon the amount of membership interests sold and the resulting amount of the net proceeds available for investment in properties and other assets. All accepted subscriptions shall be placed in a subscription holding account, and transferred to an operating account at such time as the funds are required to acquire or renovate properties, acquire other assets, or are otherwise required for operating capital. Preferred returns shall not commence accruing on subscription amounts until such time as the applicable funds are transferred to our operating account.

We intend to make reserve allocations as necessary to aid our objective of preserving capital for our investors by supporting the maintenance and viability of properties we acquire in the future. If reserves and any other available income become insufficient to cover our operating expenses and liabilities, it may be necessary to obtain additional funds by borrowing, refinancing properties, liquidating our investment in one or more assets or raising more equity capital. There is no assurance that such funds will be available, or if available, that the terms will be acceptable to us. Additionally, our ability to borrow additional funds will be limited by the restrictions placed on our and our subsidiaries' borrowing activities by our lenders.

Results of Operation

Having not commenced active operations other than marketing activities, we have not acquired any properties or other assets, our management is not aware of any material trends or uncertainties, favorable or unfavorable, other than economic conditions affecting our targeted portfolio, the commercial and residential rental real estate industry and real estate generally, which may be reasonably anticipated to have a material impact on the capital resources and the revenue or income to be derived from the operation of our assets.

As of the end of the six month period ended June 30, 2017, our total liabilities were $91,867, compared to $48,699 as of the end of fiscal year ending December 31, 2016. The increase is a result of organizational, operating and offering expenses incurred by our Managing Member which shall be reimbursed to the Managing Member from the proceeds of the current offering of our Membership Interests under Regulation A+.

Liquidity and Capital Resources

We are offering and selling to the public in our Regulation A offering up to $50,000,000 of membership interests. Our principle demands for cash will be for acquisition costs, including the purchase price of any properties and assets we acquire, improvement costs, real estate commissions, the payment of our operating and administrative expenses, and all continuing debt service obligations. Generally, we will fund our acquisitions from the net proceeds of our Regulation A offering. We intend to acquire our assets with cash and mortgage or other debt, but we also may acquire assets free and clear of permanent mortgage or other indebtedness by paying the entire purchase price for the asset in cash.

We expect to use debt financing as a source of capital. We have no limits on the amount of leverage we may employ and we expect to use the maximum available leverage.

We anticipate that adequate cash will be generated from operations to fund our operating and administrative expenses, and all continuing debt service obligations. However, our ability to finance our operations is subject to some uncertainties. Our ability to generate working capital is dependent on our ability to attract and retain tenants and the economic and business environments of the various markets in which our properties are located. Our ability to sell our assets is partially dependent upon the state of real estate markets and the ability of purchasers to obtain financing at reasonable commercial rates. In general, we intend to pay debt service from cash flow from operations.

Potential future sources of capital include secured or unsecured financings from banks or other lenders, establishing additional lines of credit, proceeds from the sale of properties, undistributed cash flow, and additional equity investments. Note that, currently, we have not identified any source of financing, other than the proceeds of this offering, and there is no assurance that such sources of financing will be available on favorable terms or at all.

Item 2.  Other Information

None.

Item 3.  Financial Statements

Rock Fund VII-A LLC
Financial Statements
June 30, 2017

ROCK FUND VII-A LLC

BALANCE SHEET

December 31, 2016

ASSETS

Deferred offering costs	$48,699
Total assets	$48,699

LIABILITIES AND MEMBER’S CAPITAL

Liabilities
Accounts payable	$48,699
Total liabilities	$48,699

Member’s capital	-
Total liabilities and member’s capital	$48,699

Page 1	The accompanying notes are an integral part of this consolidated financial statement.

ROCK FUND VII-A LLC

BALANCE SHEET

June 30, 2017

ASSETS

Deferred offering costs	$91,867
Total assets	$91,867

LIABILITIES AND MEMBER’S CAPITAL

Liabilities
Accounts payable	$91,867
Total liabilities	$91,867

Member’s capital	-
Total liabilities and member’s capital	$91,867

Page 2	The accompanying notes are an integral part of this consolidated financial statement.

ROCK FUND VII-A LLC

STATEMENT OF OPERATIONS AND MEMBER’S CAPITAL

	Period from January 1 to June 30, 2017	Period from January 1 to June 30, 2016
INCOME
Net revenues	$–	$–
Total income	$-	$-

EXPENSES
Professional Fees	$–	$–
Total expenses	$-	$-

NET INCOME	$–	$–
MEMBER’S CAPITAL – March 21, 2016 (inception)	$–	$–
MEMBER’S CAPITAL – June 30, 2017	$–	$–

Page 3	The accompanying notes are an integral part of this consolidated financial statement.

ROCK FUND VII-A LLC

STATEMENT OF CASH FLOWS

	Period from January 1 to June 30, 2017	Period from January 1 to June 30, 2016

CASH FLOWS FROM OPERATING ACTIVITIES
Net Income	$-	$-
Adjustments to reconcile net income to net cash used in operating activities:
Changes in operating assets and liabilities:
Deferred offering costs	(91,867)	(19,682)
Accounts payable	91,867	19,682
Net cash used in operating activities	–	–

Net Change in Cash	–	–
CASH – beginning of period	–	–
CASH – end of period	$–

Page 4	The accompanying notes are an integral part of this consolidated financial statement.

ROCK FUND VII-A LLC

NOTES TO FINANCIAL STATEMENTS

Period from March 21, 2016 (inception) to June 30, 2017

1.       ORGANIZATION AND NATURE OF BUSINESS

Rock Fund VII-A, LLC (the “Company”), is a limited liability company organized March 21, 2016 under the laws of Delaware originally as TRP Fund VII, LLC. Rock Management VII-A, LLC (the “Managing Member”) (formerly TRP Management VII LLC), is the Company’s sole member. The Company was organized to source and acquire residential and commercial properties in Edmonton and Calgary, Canada, and other geographic locations as the Company may determine, and to renovate, lease, operate, and maintain such properties.

As of June 30, 2017, the Company has not commenced planned principal operations nor generated revenue. The Company’s activities since inception have consisted of formation activities for preparations to raise capital. Once the Company commences its planned principal operations, it will incur significant additional expenses. The Company is dependent upon additional capital resources for the commencement of its planned principal operations and is subject to significant risks and uncertainties; including failing to secure funding to operationalize the Company’s planned operations or failing to profitably operate the business. In addition, the Company depends on the Managing Member for certain services that are essential to the Company, including capital raise activities; the identification, evaluation, negotiation, origination, acquisition and disposition of investments; management of the daily operations of the Company’s investment portfolio; and other general and administrative responsibilities. In the event that the Managing Member is unable to provide the respective services, the Company will be required to obtain such services from other sources.

2.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The accompanying financial statements have been prepared using the accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America (“GAAP”), and the accounting and financial reporting conventions of the investment company industry.

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company is a business that has not commenced planned principal operations, plans to incur significant costs in pursuit of its capital financing plans, and has not generated any revenues since inception. The Company’s ability to continue as a going concern in the next twelve months is dependent upon its ability to obtain capital financing from investors and deploy such capital to produce profitable operating results. No assurance can be given that the Company will be successful in these efforts. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts that might be necessary should the Company be unable to continue as a going concern.

ROCK FUND VII-A LLC

NOTES TO FINANCIAL STATEMENTS

Period from March 21, 2016 (inception) to June 30, 2017

2.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Use of Estimates

The preparation of financial statements in accordance with GAAP requires management to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and the related disclosure of contingent assets and liabilities. These estimates will be made and evaluated on an on-going basis, using information that is currently available as well as applicable assumptions believed to be reasonable under the circumstances. Actual results may vary from those estimates, perhaps in material adverse ways; in addition, such estimates could be different under other conditions and/or if alternative assumptions are used.

Deferred Offering Costs

The Company complies with the requirements of FASB ASC 340-10-S99-1 Other Assets and Deferred Costs in accounting for its offering costs. Deferred offering costs consist principally of legal fees incurred in connection with an offering the Company intends to commence during the year ending December 31, 2017 under Regulation A. Prior to the completion of the offering, these costs are capitalized as deferred offering costs on the balance sheet. The deferred offering costs will be charged to member’s capital upon the completion of the offering or to expense if the offering is not completed.

Income Taxes

The Company is a limited liability company. Accordingly, under the Internal Revenue Code, all taxable income or loss flows through to its members. Therefore, no provision for income tax has been recorded in the statements. Income from the Company is reported and taxed to the members on their individual tax returns.

The Company complies with Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 740 for accounting for uncertainty in income taxes recognized in a company’s financial statements, which prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. FASB ASC 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. Based on the Company’s evaluation, it has been concluded that there are no significant uncertain tax positions requiring recognition in the Company’s financial statements. The Company believes that its income tax positions would be sustained on audit and does not anticipate any adjustments that would result in a material change to its financial position.

The Company may in the future become subject to federal, state and local income taxation though it has not been since its inception. The Company is not presently subject to any income tax audit in any taxing jurisdiction.

ROCK FUND VII-A LLC

NOTES TO FINANCIAL STATEMENTS

Period from March 21, 2016 (inception) to June 30, 2017

3.       MEMBER’S CAPITAL

No membership units have been issued and no capital has been contributed to the Company as of June 30, 2017. The Company is 100% owned by the managing member as of June 30, 2017 and is authorized to issue an unlimited number of additional membership units.

4.       RELATED PARTY TRANSACTIONS

The Managing Member has provided the Company with office space and services. In addition, the Managing Member and its affiliates have incurred certain expenses and offering costs on the Company’s behalf.

The Managing Member and its affiliates will receive compensation and fees for services relating to the investment and management of the Company’s assets. Such fees, which were not negotiated on an arm’s length basis, will be paid regardless of the performance of the real estate investments acquired or the quality of the services provided to the Company.

The Company may engage one or more third parties to manage any of the real properties held by the Company, and may pay such third parties, on a monthly basis, a property management fee equal to the then current market rates, for traditional property management services (the “Property Management Fee”). The Managing Member or its Affiliates may, at the Managing Member’s discretion, provide property management services to the Company, in exchange for the Property Management Fee. The Company may also engage outside leasing agents to lease any real properties and pay a leasing commission equal to standard market rates. The Managing Member or its Affiliates may, at the Managing Member’s discretion, serve as leasing agent for any of the real properties, in which case, the Managing Member may receive a leasing commission up to standard market rates.

In accordance with the Agreement, the Company will pay the Managing Member the following fees:

•	Due Diligence Fee: The Managing Member shall be paid a due diligence fee of $500,000 upon the closing of the initial offering of the Company’s membership interests.
•	Acquisition Fee: The Managing Member shall receive an acquisition fee equal to 1% of the purchase price and budgeted capital improvements of any properties purchased by the Company, which shall be paid at the closing of the acquisition of any property.
•	Disposition or Refinancing Fee: Upon the sale or refinance of any of the properties or other assets, the Managing Member shall receive a fee equal to 1% of the total sales price of such properties or assets, or a fee equal to 1% of the new loan amount.
•	Asset Management Fee: The Company shall pay to the Managing Member a monthly Asset Management Fee, equal, on an annualized basis, to 0.75% of the purchase price of the properties the Company holds commissions (including such disposition fee).

ROCK FUND VII-A LLC

NOTES TO FINANCIAL STATEMENTS

Period from March 21, 2016 (inception) to June 30, 2017

5.       SUBSEQUENT EVENTS

Subsequent events have been evaluated through April 21, 2017, the date the financial statements were available to be issued.

Subsequent to June 30, 2017, organization and offering costs totaling approximately $91,867 were incurred by the Managing Member and its affiliates on behalf of the Company.

The Company has commenced efforts towards a securities offering under Regulation A for up to $50,000,000. Preparations for this offering have not yet been finalized, nor has the offering been qualified by the Securities and Exchange Commission.

Item 4. Exhibits

2.1*	Certificate of Formation

2.2	Amended and Restated Operating Agreement

*Previously filed.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Newport Beach, State of California, on September 8, 2017.

ROCK FUND VII-A, LLC

By:	/s/ TRP Management VII LLC

By: /s/ TwinRock Partners, LLC

By	/s/ Alexander Philips

	Name:	Alexander Philips

	Title:	Chief Executive Officer, Chief
Investment Officer, Principal Financial Officer and Principal Accounting Officer